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Report of Independent Accountants

Board of Directors
Provident Financial Group, Inc.

We have examined management's assertion, included in the accompanying report titled Report of Management, that The Provident Bank (Provident) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) during the year ended December 31, 1999. Management is responsible for Provident's compliance with those requirements. Our responsibility is to express an opinion on management's assertions about Provident's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Bank's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Provident's compliance with specified requirements.

In our opinion, management's assertion that Provident complied with the aforementioned requirements during the year ended December 31, 1999 is fairly stated, in all material respects.

Ernst & Young LLP
March 31, 2000


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